Tengasco, Inc.
10215 Technology Drive, Suite 301
Knoxville, TN 37932-4307
865.675.1554
865.675.1621 (facsimile)

September 8, 2008

Mr. Karl Hiller
Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

VIA EDGAR FILING

Re: Tengasco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 30, 2007
Form 10-Q for the Quarter Ended September 30, 2007
File No. 1-15555

Dear Mr. Hiller:

     Tengasco, Inc. hereby supplements its earlier responses as requested by SEC accounting staff in telephone conferences with the Company and its auditors.

We believe that disclosure needed for sound investment decisions was in fact made in our original filings of our Form 10-K for the year ending December 31, 2006 and Form 10-Q for the Quarter ended September 30, 2007. However, in order to enhance the disclosure made in those filings, we have already included additional disclosure in the 10-K for year ending December 31, 2007 and in or Form 10-Q for the first and second quarters of 2008.

The most recent discussions with SEC staff have involved what is referred to as the Hoactzin agreement entered on September 17, 2007 and which is comprised of documents added to our Form 10-K for the year ended December 31, 2007 as exhibit numbers 10.15 (Drilling Program); 10.16 (Conveyance of net profits interest in methane project); and 10.17 (Agreement for option to exchange of methane net profits interest for preferred stock).

A summary of the Company’s position to date, and the Company’s proposed resolution of this matter follows in the paragraphs numbered 1 through 13.

1)

Tengasco’s accounting for Hoactzin transaction follows FAS 19 ¶ 44 joint venture accounting. Basis for following this ¶ of FAS 19 is that both parties to the transaction pooled assets (O&G properties by Tengasco & cash by Hoactzin) in “a joint undertaking intended to find, develop, or produce oil or gas” from particular properties.

2)

SEC Staff took the position that ¶ 44 could not be followed because in the Staff’s view, the conditional option held by Hoactzin that would permit it to potentially exchange its interest in the Methane project for convertible preferred stock was of “great importance” and an impediment to conveyance recognition. The Staff was a bit divided as to how to account for the transaction under FAS 19 but generally concluded that the proceeds should be treated in the balance sheet as a deferred conveyance. The Staff mentioned that the deferral may involve deferred revenue treatment, debt treatment, or some combination thereof.

3)	Tengasco’s position is that there is no supportable rationale to impose ‘debt treatment’ based on the presence of a guarantee upon this transaction because of the following:

a)	In negotiating the Hoactzin agreement, Tengasco was successful in obtaining conditions in the agreement making it a remote contingency that preferred would ever be issued to Hoactzin.

b)	For Hoactzin’s option to be executed, both the drilling project and the methane project would have to fail to generate sufficient returns. In fact, even if the methane project was a complete failure, the drilling program would likely be sufficient to avoid triggering the guarantee even at levels dramatically below Tengasco’s historical success rate on offset locations in Kansas of 88%

c)	In the event the Hoactzin option were to come into play, the amount of shares that may be converted is limited and restricted. As disclosed in previous filings, any share award to Hoactzin is limited to an amount that would represent no more than 20% of the Company’s outstanding equity. The shares would be restricted and unregistered – further removing the ultimate realization of the numbers-limited contingent equity from being an effective “guarantee.”

d)	Tengasco considered Hoactzin’s investment to be sufficiently at risk of loss to qualify the transaction for ¶ 44 accounting since under the provisions of the agreement Hoactzin could lose on its investment if the drilling program and the methane project were to fail and the number of shares Hoactzin could ultimately receive were of insufficient value. (See discussion of share-cap, above.)

4)

Tengasco agrees with the Staff that the literature in U.S. generally accepted accounting standards is open to interpretation and analogizing the literature to this transaction can easily lead to different answers. Tengasco also agrees with the Staff that under current literature on the subject Tengasco should have made an allocation for the relative fair value of the portion of the proceeds representing Hoactzin’s investment in the Methane project.

5)	Tengasco has considered the Staff’s commentary and suggestions as to the accounting for the Hoactzin transaction and concluded:

a)	Debt recognition for the proceeds under the provisions of FAS 19 ¶43(b) and example guidance at ¶220 is inappropriate since:

•

Types of property conveyed are diametrically opposed (proved producing in 43(b) v. 7 wells offset to producing properties & 3 wildcat wells in Hoactzin), the comprising conditions of a “bankable loan” and accurately summarizing the Company’s current borrowing facility.

•	“Interest” payable is at neither a specified nor a determinable rate (¶43(b))

•	Intent of the parties was to engage in O&G exploration and production rather than to effect a financing. Per ¶220, intent of the parties should be consulted.

•	Reserves and production are reported by Hoactzin rather than Tengasco (¶220)

•	Hoactzin is not a bank or financial institution but rather an active participant in O&G ventures, including with partners other than Tengasco (¶220)

•	The presence of a trailing 7.5% participation also runs afoul of specific language in ¶43(b) where the terms are stated to run “until (emphasis added) the amount advanced has been recovered with interest.” Continuation of payments is indicative of profit sharing.

•	As discussed under 3), above, the contingent shares provide only a partially effective guarantee.

b)

Accounting for deferred revenue treatment does not differ significantly from the accounting Tengasco applied under ¶ 44 since under either accounting no gain or loss is recognized. Thus earnings are unaffected and only the balance sheet will reflect differences between the two methods of accounting. Additionally, under Tengasco’s ¶44 treatment and under a deferred revenue treatment, reserves are credited to the purchaser.

c)

Deferred revenue recognition is more appropriate than any form of debt treatment since it is more in alignment with the nature of the transaction and the provisions of the agreement. It will also allow for the proper conveyance treatment to be afforded as the contingency is removed from the transaction. Deferred revenue treatment does however cause some undesirable results when comparing the balance sheet to the FAS 69 disclosures which will be discussed later in our letter of response.

6)

Though Tengasco considers ¶ 44 the better and more appropriate accounting treatment for the drilling program portion of the proceeds from the Hoactzin transaction, it has concluded that the Staff’s position of deferral recognition will not materially differ from the ¶44 treatment Tengasco followed in its prior filings.

7)	Tengasco believes it is in the best interests of its shareholders to resolve this matter and thus proposes that the deferred revenue recognition accounting approach proffered by the Staff be followed in Tengasco’s future filings beginning with the quarter ended September 30, 2008. Tengasco has evaluated the differences in the two methods of accounting for materiality from both a quantitative and qualitative point of view under guidance in SAB No. 108, FAS 154, and FAS Concept Statement 2 and concluded restatement of prior filings is unnecessary (see supplemental information on this matter provided elsewhere in this response).

8)	Attached to this letter is an analysis presenting Tengasco’s condensed balance sheets at 12/31/2007 through 9/30/2009 which reflect balances as reported by Tengasco and pro-forma presentation of balances as if the deferral accounting had been followed for all periods presented. Note that there is no effect on earnings, which is further explained in the next two points.

9)	Tengasco also proposes in its deferral accounting to segregate or otherwise disclose the portion of the oil & gas properties belonging to Hoactzin which will reside on Tengasco’s balance sheet as a result of the deferral accounting from its owned O&G properties. This will be for the purpose of assisting readers in understanding that these properties have been legally conveyed even if not recognized as such due to the deferral accounting. This will also assist in making certain that these properties are not subjected to the depletion pool and potentially misstate earnings. This will also help readers in associating O&G properties with the Standard Measure of Oil & Gas disclosures (see also conceptual issues for FAS 69 disclosures discussed later).

10)	Tengasco proposes to allocate the portion of the proceeds to the methane project and reflect them separately in the balance sheet as is also reflected in the pro-forma presentation. Since the methane project is still under construction and is not yet in service, no depreciation has begun. In future periods there is the potential that the deferral accounting could impact earnings slightly for depreciation on the portion of the project related to the Hoactzin deferral. However, due to the estimated long life of the project, Tengasco estimated this amount would vary from straight line, for instance, by no more than $15,000 per quarter at the beginning and end of the project (higher at the beginning, lower at the end).

11)

The deferral approach presents several conceptual issues for readers of our financial statements due to inconsistencies the accounting affords to the balance sheet in comparison to the required FAS 69 disclosures as provided below:

•

Tengasco’s balance sheet would present a deferred liability, the funds for the retirement of which are not included in the standard measure of discounted cash flows. This presentation corresponds to that in ¶47 (a) and contrasts with that of the SEC’s proposed alternative treatment in ¶43 (b). We believe that when a liability is presented on the balance sheet, standard disclosure projections should include all resources available to satisfy those liabilities.

•	Users may reach incorrect conclusions about the quality of Tengasco’s oil & gas properties – if their conclusions are based on a comparison between its balance sheet and the standard measure of discounted cash flows. We would address these concerns with qualifying language in the foot notes.

12)

Tengasco does not believe its prior filings on forms 10Q for the quarterly periods ended 9/30/2007, 3/31/2008, and 6/30/02008 and its annual filing on form 10K need to be amended for the changes as they are considered immaterial as described in the attached schedule.

13)	In future filings, Tengasco will adjust comparative prior periods to reflect the deferral method of accounting where appropriate.

In summary of items 7-13 above, the Company would make no prior period restatements, but for future periods, the Company would set up a liability/deferred revenue account, and debit oil and gas properties to establish the unpaid balance subject to the exchange or “guarantee” agreement. As payments are made, the Company will debit the liability/deferred revenue account and credit the corresponding asset accounts (i.e. oil and gas properties for drilling program and the methane project account) as payments are made to Hoactzin under the agreements. An example of this is set out in the attached Exhibit A. In this event, the Company would include in prospective quarterly and annual financial statements an additional footnote disclosure similar to the following: “Certain amounts and balances in the 2007 financial statements have been reclassified to reflect current quarter [year] presentation.” We include as an Exhibit B to this letter a spreadsheet addressing the qualitative aspects of materiality of the recordation of this agreement. We have concluded that this recordation is not qualitatively material for the reasons set out in the exhibit.

We wish to conclude this matter as soon as possible. Please contact us upon review of this letter so that it may be determined if Staff accepts our position set out in items 7-13 and the summary immediately above, or if another alternative position may be required.

Very truly yours,

Tengasco, Inc.

BY: s/Jeffrey R. Bailey

JEFFREY R. BAILEY, Chief Executive Officer